Exhibit 10.1

Oceaneering International, Inc.
11911 FM 529 Road
Houston, Texas 77041-3000

Mr. Charles W. Davison, Jr.
    May 7, 2019

Dear Chuck:
This letter is an outline of our offer of regular full-time employment with Oceaneering International, Inc. (“Oceaneering”) to commence on June 3, 2019. Your title would be Chief Operating Officer, reporting directly to Rod Larson, President and Chief Executive Officer.
This offer of employment is contingent upon approval by Oceaneering’s Board of Directors (the “Board”) and successful completion of the pre-employment screening process.
Subject to the foregoing, you would be paid semi-monthly at the initial annual base salary rate of $620,000, in accordance with our standard payroll practices and subject to required withholdings and deductions.
Annual Cash Bonus Program
You would be eligible to participate in the 2019 Annual Cash Bonus Award Program (the “Bonus Program”) under Oceaneering’s Second Amended and Restated 2010 Incentive Plan (the “Incentive Plan”), with a target bonus equal to 100% of your annual base salary, prorated from the date you commence employment with the Company. Participation in the Bonus Program is by invitation only by the Compensation Committee of the Board (the “Committee”) and is reviewed and subject to approval by the Committee. Accordingly, your participation in the Bonus Program is subject to approval by the Committee. Payment under the Bonus Program (if any) for a bonus year is typically approved by the Committee and paid in March of the year following the bonus year, and is conditional upon continued employment with Oceaneering or one of its subsidiaries (collectively, the “Company”) on the date of payment. The final value of your award under the 2019 Bonus Program (if any) will be determined by reference to specific 2019 financial and non-financial criteria, established by the Committee at the time the Bonus Program was approved, subject to the discretion of the Committee to decrease the amount of any bonus payment. The payout of your award can vary from 0% to 193% of the target value.
Long Term Incentive Program
You would be eligible to participate in the 2019 Long Term Incentive Program (the “LTI Program”) under the Incentive Plan, which was approved by the Committee. Participation in the LTI Program is by invitation only by the Committee and is reviewed and subject to approval by the Committee. Accordingly, your participation in the LTI Program is subject to approval by the Committee.
If approved by the Committee, you would receive an award with a target value of $1,200,000, approximately 40% of which would be delivered in an award of Restricted Stock Units (each an “RSU”) and the balance in an award of Performance Units (each a “PU”). In addition, you would receive a one-time RSU award as described below under the heading “Sign-on Awards.” An agreement for each award will be provided for your signature and return.

Exhibit 10.1    Page 1

The number of RSUs awarded to you would be equal to approximately 40% of the target LTI Program value specified above, divided by (ii) the average closing price of Oceaneering’s common stock on the New York Stock Exchange over a period of time prior to the Committee’s approval of the award (the “Reference Price”). Under the LTI Program, generally, vesting is to occur at the end of three years from the LTI Program approval date (typically in late February or early March), conditional upon your employment with the Company through the vesting date. Following vesting, a share of Oceaneering common stock would be delivered to you for each vested RSU, minus shares withheld for required tax deductions, as applicable. The award would be income to you at time of delivery of shares of Oceaneering common stock, based on fair market value of the stock at the time of vesting.
The number of PUs awarded to you would be equal to approximately 60% of the target LTI Program value specified above, divided by $100 (which is the notional target value of each PU). The final value of each PU may vary between $0 and $200. As noted above, under the LTI Program, generally, vesting occurs at the end of three years from the LTI Program approval date (typically in late February or early March), conditional upon continued employment with the Company through the vesting date. The Committee will determine the final value (if any) of each PU, based on Oceaneering’s achievement of specified financial goals, established by the Committee at the time the LTI Program was approved, which for the 2019 LTI Program is the three-year performance period from January 1, 2019 through December 31, 2021. Performance Units are not equivalent to Oceaneering common stock. Any amount due following PU vesting would be paid in cash, minus amounts withheld for required tax deductions, as applicable. The award would be income (if any) to you at the time payment is made.
SERP
You would also be eligible to participate in Oceaneering’s Supplemental Executive Retirement Plan (“SERP”). This plan is an unfunded, non-qualified deferred compensation plan. Participation is by invitation only and is reviewed and subject to approval by the Committee. If your participation is approved by the Committee, you would participate at a rate of 30% of your base salary paid to you by the Company each year you continuously remain employed by the Company. Oceaneering’s contributions are to a notional SERP account maintained by the Company for you for each year and are subject to vesting over a rolling three-year period, as provided in the SERP. You may also defer through the SERP payment of portions of your annual base salary and/or annual cash bonus payment, which deferrals are fully vested at all times.
Sign-on Awards
You would receive the following one-time awards upon your employment, subject to the approval of the Committee:

•
a one-time cash award of $1,000,000 payable 12 months after your employment date, subject to your continuous employment with the Company during the 12-month period, in accordance with the terms of a Retention and Severance Payments Agreement to be entered into between you and Oceaneering (the “Letter Agreement”), subject in certain situations to your execution and non-revocation of a release of claims in a form provided by Oceaneering; and

Exhibit 10.1    Page 2

•
a special RSU award under the Incentive Plan having a target value of $1,450,000 of which (i) $350,000 of the target value of the RSU award would vest and be payable on the first anniversary of your employment date and (ii) $1,100,000 of the target value of the RSU award would vest and be payable on the second anniversary of your employment date, provided you are employed by the Company through the time of each vesting date. The grant of the special RSU award is subject to approval by the Committee. The number of RSUs awarded to you would be based on the target value divided by the Reference Price. Following each vesting date of this special RSU award, one share of Oceaneering common stock would be delivered for each RSU that vested on that vesting date, minus shares withheld for required tax deductions, as applicable. The award would be income to you at time of delivery of shares of Oceaneering common stock, based on fair market value of the stock at the time of vesting. If approved, an RSU award agreement would be provided for your signature and return.

These awards are extraordinary compensation in recognition of your value to the Company.
Indemnification Agreement
You will be eligible to receive an Indemnification Agreement in the form provided to other Oceaneering executive officers, subject to the approval of the Committee.
Change of Control Severance
You would be eligible to participate the Change of Control Plan approved by the Committee as a Tier 2 Participant, according to the terms thereof.
Transitional Severance
You would be eligible to receive a one-time severance payment, in accordance with the terms of the Letter Agreement to be provided to you, subject to your execution and non-revocation of a release of claims in a form provided by Oceaneering. The severance amount is equal to two times the sum of your annual base salary rate and target amount of your Bonus Program award. This special severance arrangement would expire on the third anniversary of your employment date and would not be available if you were paid a severance payment under the Change of Control Plan.
Benefits
You would be eligible for Oceaneering’s standard benefits package consisting of Health, Dental, Life, Vision, Accidental Death and Dismemberment, Long-Term Disability, and Short-Term Disability insurance; sick and holiday pay; our 401(k) plan, the Oceaneering Retirement Investment Plan; and vacation in accordance with Oceaneering’s vacation policy.
In addition, as an executive officer, you would also be eligible to participate in a supplemental medical insurance program and personal excess liability insurance, in accordance with the terms thereof.
Perquisites
Oceaneering would reimburse you for reasonable country club membership fees up to $25,000 per year, through the expense reporting process, subject to the approval by the Committee.

Exhibit 10.1    Page 3

Other
Employees at Oceaneering are “at will” employees, and neither this offer of employment nor any other communication by Oceaneering at any time shall be construed to create any form of employment contract or employment agreement. “At will” employment means either the Company or the employee may terminate employment at any time.
With respect to any and all conditions of employment, including compensation, benefits, policies, or procedures, Oceaneering reserves the right to add to, update, modify, or eliminate any, all or part of same at any time.
You acknowledge that you are not bound by or otherwise subject to any contractual or other restrictions that would prevent you from joining the Company and providing services to the Company as an executive officer as contemplated under this offer letter. You also will not bring to your employment with the Company or use in connection with your employment with the Company any confidential or proprietary information that you used or had access to by reason of any previous employment that is the property of any previous employer, including, but not limited to, passwords, e-mails, business plans, documents and the like. During our discussions about your proposed employment, you assured us that you would be able to perform your job duties within the guidelines just described.
All payments referred to in this offer letter will be subject to any applicable payroll and tax deductions. All general personnel policies existing for employees of the Company will apply to you, and you are expected to apply strictest confidentiality to all business matters. Without limiting the generality of the foregoing, you will be required to comply with the Company’s policy on employee physicals and drug screens.
The foregoing sets forth summary information regarding the plans, programs and agreements described. If there is a conflict between the above and any plan, program document or agreement, such document will control. Formal agreements and related documentation will be provided to you.
To confirm your acceptance of this offer of employment, please sign and date this letter and return it to Holly Kriendler, at hkriendler@oceaneering.com.
Sincerely,
/s/ Roderick A. Larson
Roderick A. Larson
President and Chief Executive Officer

I accept the foregoing offer of employment.

/s/ Charles W. Davison, Jr.
Charles W. Davison, Jr.

May 7, 2019
Date

Exhibit 10.1    Page 4